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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*


                             COSTILLA ENERGY, INC.
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                                (Name of Issuer)


                     COMMON STOCK, $.10 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   22161G103
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                                 (CUSIP Number)

                                  LON C. KILE
                        3500 WILLIAM D. TATE, SUITE 200
                             GRAPEVINE, TEXAS 76051
                                 (817) 424-0406
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               - with copies to -

                                ROBERT A. CURRY
                                CONNER & WINTERS
                           A PROFESSIONAL CORPORATION
                             3700 FIRST PLACE TOWER
                                15 E. 5TH STREET
                           TULSA, OKLAHOMA 74103-4344
                                 (918) 586-5711

                                FEBRUARY 8, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
       See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP NO. 22161G103                                                       PAGE 2



1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       PRIZE ENERGY CORP.
       75-2766114

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS (See Instructions)

       OO

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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

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                          7     SOLE VOTING POWER
      NUMBER OF
                                4,000,000
       SHARES             ------------------------------------------------------
                          8      SHARED VOTING POWER
     BENEFICIALLY
                                 -0-
       OWNED BY           ------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER
        EACH
                                 4,000,000
      REPORTING           ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
       PERSON
                                 -0-
        WITH
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,000,000

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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.4%

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   14      TYPE OF REPORTING PERSON (See Instructions)

           CO

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                                  SCHEDULE 13D
CUSIP NO. 22161G103                                                       PAGE 3

         The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of Costilla Energy, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 400 West Illinois, Suite 1000, Midland, Texas 79701.


ITEM 2. IDENTITY AND BACKGROUND

         (a), (b), (c) and (f) This Schedule 13D is being filed by Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), a Delaware corporation ("Parent" or the "Reporting Person"). On July 16, 1999, Prize Energy Corp. (now known as Prize Natural Resources, Inc.), a Delaware corporation ("Old Prize"), Prize Operating Company, a Delaware corporation and wholly-owned subsidiary of Old Prize ("POC"), and Prize Energy Resources, L.P., a Delaware limited partnership of which POC is the sole general partner (the "Partnership"), filed a Schedule 13D relating to the acquisition by the Partnership of 4,000,000 shares of Common Stock. On February 8, 2000, Old Prize became a wholly-owned subsidiary of the Reporting Person (as described below). The principal business and office address of the Reporting Person is 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. The Reporting Person is an independent oil and gas company that owns and operates most of its assets through the Partnership, POC and other entities.

         The executive officers of the Reporting Person are Philip B. Smith, Lon
C. Kile and David R. Massengill. Each such executive officer is a United States citizen whose business address is 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. Mr. Smith is the Chairman and Chief Executive Officer of Parent. Mr. Kile is the President and Chief Operating Officer of Parent. Mr. Massengill is the Vice President of Parent.

         The Directors of Parent are Mr. Smith, Mr. Kile, David R. Albin, Kenneth A. Hersh, Scott D. Sheffield and Mark L. Withrow. Each such Director is a United States citizen. Mr. Albin and Mr. Hersh are Managing Directors of Natural Gas Partners (an investment company), whose business address is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. Mr. Sheffield is President and Chief Executive Officer, and Mr. Withrow is Executive Vice President and General Counsel, of Pioneer Natural Resources Company whose business address is 1400 Williams Square West, 5205 N. O'Connor Boulevard, Irving, Texas 75039.

         (d) and (e) Neither the Reporting Person nor any of its executive officers or directors has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations




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                                  SCHEDULE 13D
CUSIP NO. 22161G103                                                       PAGE 4


or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 8, 2000, a wholly-owned subsidiary of Parent was merged (the "Merger") with and into Old Prize pursuant to an Agreement and Plan of Merger dated October 8, 1999, among Parent, Old Prize and such subsidiary (the "Merger Agreement"). As a result of the Merger, Old Prize became a wholly-owned subsidiary of Parent and the stockholders of Old Prize received shares of stock in Parent. At the time of the Merger, the Partnership held, and it continues to hold, 4,000,000 shares of Common Stock (the "Shares").

         The total consideration paid by Parent under the Merger Agreement was 8,291,299 shares of common stock of Parent and 3,984,197 shares of preferred stock of Parent. None of the consideration was allocated to the Shares.


ITEM 4. PURPOSE OF THE TRANSACTION

         The principal purpose of the transaction was to effect a combination of the assets, properties and businesses of Parent and Old Prize. The acquisition by Parent of an indirect beneficial interest in the Shares was an insignificant part of a much larger transaction.

         Neither the Reporting Person nor any of its executive officers or directors has any present plans or proposals which relate to or would result in
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change to the Company's business or corporate structure, (vii) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (viii) the Common Stock or any other class of securities of the Company ceasing to be authorized to be quoted on The Nasdaq Stock Market,
(ix) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.



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                                  SCHEDULE 13D
CUSIP NO. 22161G103                                                       PAGE 5

         Depending upon future developments and subject to the terms of the Due Diligence Use Agreement described in Item 6 below, the Reporting Person may, in its discretion, develop plans at any time or from time to time which could relate to or result in one or more of such actions or events.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Reporting Person is the beneficial owner of the Shares, which represent 28.4% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote and dispose of the Shares. No executive officer or director of the Reporting Person is the beneficial owner of any shares of Common Stock.

         (c) and (d) Neither the Reporting Person nor any of its executive officers or directors, effected any transactions in the Common Stock during the past 60 days, and, except as described in Item 6 below, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         On May 28, 1999, Old Prize and the Company entered into a certain Due Diligence Use Agreement (the "Due Diligence Use Agreement"), under which, among other things, Old Prize made a cash payment to the Company in return for access to the due diligence data and information developed by the Company relating to certain oil and gas properties which were ultimately purchased by the Partnership.

         Under the Due Diligence Use Agreement, the Partnership is required (i) through November 2000, to vote the Shares, on all issues presented to the holders of the Common Stock, as the Company's Board of Directors states is the desire of the then existing Board of Directors of the Company; and (ii) to pay to the Company the proceeds, net of reasonable commissions, derived from the sale of 1,500,000 of the Shares, with such sales being made at the time, or from time to time, in the volumes, and in the manner directed by the Company and in accordance with applicable law.




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                                  SCHEDULE 13D
CUSIP NO. 22161G103                                                       PAGE 6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -       Agreement and Plan of Merger dated October 8, 1999, among
                  Vista Energy Resources, Inc. (now named Prize Energy Corp.),
                  Prize Energy Corp. (now named Prize Natural Resources, Inc.)
                  and PEC Acquisition Corp.*

Exhibit B -       Due Diligence Use Agreement dated May 28, 1999, between Old
                  Prize and the Company.**


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*    Included in the Registration Statement on Form S-4, as amended (File No.
     333-92561), of Vista Energy Resources, Inc. (now named Prize Energy Corp.), initially filed with the Securities and Exchange Commission on December 10, 1999, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as an Exhibit to the statement on Schedule 13D of Prize Energy Corp. (now named Prize Natural Resources, Inc.), Prize Operating Company and Prize Energy Resources, L.P., filed on July 16, 1999, and incorporated herein by reference.






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                                  SCHEDULE 13D
CUSIP NO. 22161G103                                                       PAGE 7

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2000                PRIZE ENERGY CORP.


                                        By: /s/ Lon C. Kile
                                           -------------------------------------
                                           Lon C. Kile
                                           President and Chief Operating Officer